January 30, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	Calvert Impact Fund, Inc. 333-44064 and 811-10045

Ladies and Gentlemen:

     As counsel to Calvert Group, Ltd., it is my opinion that the securities being registered by this Post-effective Amendment No. 12 will be legally issued, fully paid and non-assessable when sold. My opinion is based on an examination of documents related to Calvert Social Index Series, Inc. (the "Fund"), including its Articles of Incorporation, other original or Photostat copies of Fund records, certificates of public officials, documents, papers, statutes, and authorities as deemed necessary to form the basis of this opinion.

     Therefore, I consent to filing this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Fund's Post-Effective Amendment No. 12 to its Registration Statement.

Sincerely,

/s/Ivy Wafford Duke
Ivy Wafford Duke
Associate General Counsel